Exhibit 21.1
Subsidiaries of Pershing Gold Corporation

Subsidiary	Jurisdiction of Organization
EXCX Funding Corp.	Nevada
Gold Acquisition Corp.	Nevada
Pershing Royalty Company	Delaware